"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

04030546

P.O.Box 423 Skøyen, N-0213 Oslo
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, Senior VP Corporate Communications, Tel.: +47-2254 4431
Ellen W. Ronæss, Shareholder Service, Tel.: +47-22544430

Date: 19 May 2004

SUPPL

ORK – Trade subject to notification - options

Orkla has reduced the number of options issued under its share option programme for senior management.

As a result of the termination of employment at Orkla, the total number of options issued has been reduced by 7,500 to 1,999,438. The strike price was NOK 165 and the vesting period was from 2007 to 2009.

Orkla's holding of Orkla shares is 7,608,756. It is expected that the adoption of the Annual General Meeting to amortise 1,607,151 shares will be carried out in August this year. When the amortisation has been implemented Orkla's total holding of own shares will be 6,001,605.

Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

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